

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Robert Grinberg
Chief Executive Officer
Life Clips, Inc.
2875 Northeast 191 Street
Suite 500 - #218
Aventura, FL 33180

> **Re: Life Clips, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2022**
> **File No. 333-265584**

Dear Mr. Grinberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan Leinwand, Esq.